UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of  June 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	June 28, 2010	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

RESULTS OF THE ANNUAL GENERAL MEETING
HELD ON 28 JUNE 2010

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) announces the results of the annual general meeting of the Company (the “Meeting”) held in Shanghai, the People’s Republic of China (the “PRC”) on Monday, 28 June 2010.

Reference is made to the notice of the Meeting dated 28 April 2010 (the “Notice”). Terms defined in the Notice shall have the same meanings when used herein unless otherwise specified.

RESULTS OF THE MEETING

The Meeting was held at Meeting Centre, Shanghai International Hotel 上海國際機場賓館, 2550 Hongqiao Road, Shanghai, the PRC on Monday, 28 June 2010. Shareholders representing 8,420,756,211 shares of the Company were present, in person or by proxy, at the Meeting.

The Meeting was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the Articles of Association. No shareholder of the Company was required to vote only against any of the resolutions proposed at the Meeting.

Each resolution proposed for approval at the Meeting was taken by poll.

PricewaterhouseCoopers, the auditors of the Company were appointed as the scrutineer for the purpose of vote-taking at the Meeting. The poll results in respect of the resolutions proposed for approval at the Meeting were set out as follows:

Total number of shares represented by votes (Approximate %*)		
	For	Against	Abstain
ORDINARY RESOLUTIONS			
1. **THAT,** to consider and approve the report of the Board for the year 2009.	8,420,731,180 (99.999703%)	24,538 (0.000291%)	493 (0.000006%)
2. **THAT,** to consider and approve the report of the supervisory committee of the Company for the year 2009.	8,420,731,180 (99.999703%)	24,928 (0.000296%)	103 (0.000001%)
3. **THAT,** to consider and approve the audited financial statements and the auditors' reports for the Company for the year 2009.	8,419,841,010 (99.999666%)	28,028 (0.000333%)	103 (0.000001%)
4. **THAT,** to consider and approve the Company's profit distribution proposal for the year 2009.	8,420,715,880 (99.999640%)	29,638 (0.000352%)	693 (0.000008%)
5. **THAT,** to consider and approve the re-appointments of PricewaterhouseCoopers, Zhong Tian CPAs Limited Company as the Company's PRC domestic auditors for the financial year ending 31 December 2010 and PricewaterhouseCoopers, Certified Public Accountants as the Company's international auditors for the financial year ending 31 December 2010, and to authorise the Board to determine their remuneration.	8,420,118,080 (99.992422%)	634,350 (0.007533%)	3,781 (0.000045%)
6. **THAT,** to consider and approve the appointments of Mr. Liu Shaoyong, Mr. Li Jun, Mr. Ma Xulun, Mr. Luo Chaogeng, Mr. Luo Zhuping as the directors of the sixth session of the Board and the appointments of Mr. Sandy Ke-Yaw Liu, Mr. Wu Xiaogen, Mr. Ji Weidong, Mr. Shao Ruiqing as the independent non-executive directors of the sixth session of the Board.			
6.1 to consider and approve the appointment of Mr. Liu Shaoyong as the director of the sixth session of the Board.	8,354,149,916 (99.2101%)	66,507,047 (0.7898%)	9,303 (0.0001%)
6.2 to consider and approve the appointment of Mr. Li Jun as the director of the sixth session of the Board.	8,355,504,480 (99.2262%)	65,162,661 (0.7738%)	0 (0%)
6.3 to consider and approve the appointment of Mr. Ma Xulun as the director of the sixth session of the Board.	8,355,504,480 (99.2262%)	65,161,288 (0.7738%)	1,373 (0%)

Total number of shares represented by votes (Approximate %*)		
		For	Against	Abstain
6.4	to consider and approve the appointment of Mr. Luo Chaogeng as the director of the sixth session of the Board.	8,355,434,280 (99.2262%)	65,156,475 (0.7738%)	102 (0%)
6.5	to consider and approve the appointment of Mr. Luo Zhuping as the director of the sixth session of the Board.	8,355,439,280 (99.2263%)	65,151,554 (0.7737%)	23 (0%)
6.6	to consider and approve the appointment of Mr. Sandy Ke-Yaw Liu as the independent non-executive director of the sixth session of the Board.	8,379,374,580 (99.5106%)	41,211,774 (0.4894%)	604 (0%)
6.7	to consider and approve the appointment of Mr. Wu Xiaogen as the independent non-executive director of the sixth session of the Board.	8,420,442,980 (99.9982%)	148,353 (0.0018%)	25 (0%)
6.8	to consider and approve the appointment of Mr. Ji Weidong as the independent non-executive director of the sixth session of the Board.	8,379,438,980 (99.5106%)	41,211,772 (0.4894%)	606 (0%)
6.9	to consider and approve the appointment of Mr. Shao Ruiqing as the independent non-executive director of the sixth session of the Board.	8,420,507,980 (99.9983%)	142,051 (0.0017%)	1,327 (0%)
7.	**THAT,** to consider and approve the appointments of Ms. Liu Jiangbo, Mr. Xu Zhao, Mr. Liu Jiashun as the shareholder representative supervisors of the sixth session of the supervisors committee of the Company.			
7.1	to consider and approve the appointment of Ms. Liu Jiangbo as the shareholder representative supervisor of the sixth session of the supervisors committee of the Company.	8,387,195,380 (99.6027%)	33,450,148 (0.3973%)	1,316 (0%)
7.2	to consider and approve the appointment of Mr. Xu Zhao as the shareholder representative supervisor of the sixth session of the supervisors committee of the Company.	8,420,503,580 (99.9983%)	142,462 (0.0017%)	802 (0%)
7.3	to consider and approve the appointment of Mr. Liu Jiashun as the shareholder representative supervisor of the sixth session of the supervisors committee of the Company.	8,412,493,580 (99.9032%)	8,152,336 (0.0968%)	928 (0%)

Total number of shares represented by votes (Approximate %*)		
	For	Against	Abstain
SPECIAL RESOLUTION			
8 **THAT,** to consider and to authorise the granting of a general mandate to the Board to issue shares of the Company: (a) the Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to separately or concurrently issue, allot and/or deal with domestic shares ("**Domestic Shares**") and overseas listed foreign shares ("**Foreign Shares**") of the Company, and to make or grant offers, agreements or options in respect thereof, subject to the following conditions: (i) such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period; (ii) the number of the Domestic Shares and Foreign Shares to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not exceed 20% of each of its existing Domestic Shares and Foreign Shares; and (iii) the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Listing Rules (as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and only if all necessary approvals from the CSRC and/or other relevant PRC government authorities are obtained.	8,311,165,391 (98.700116%)	109,453,929 (1.299832%)	4,391 (0.000052%)

*           The percentage of voting is based on the total number of shares held by shareholders present, in person or by proxy, at the Meeting and entitled to vote in respect of the relevant resolution.

Based on the above poll results, all of the resolutions were passed.

Note:
The poll results were subject to scrutiny by PricewaterhouseCoopers, whose work limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to PricewaterhouseCoopers. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

RESIGNATION AND APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Board announces that Mr. Wu Baiwang and Mr. Xie Rong will no longer serve as independent non-executive directors of the Company, and Mr. Shao Ruiqing has been appointed as an independent non-executive directors of the Company, each with effect from 28 June 2010 upon conclusion of the AGM.

Please refer to the announcement of the Company dated 28 April 2010 for the biographical details for each director of the sixth session of the Board.

By order of the board of Directors
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors as at the date of this announcement are:

Liu Shao Yong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(President, Director)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent Non-executive Director)
Wu Xiaogen	(Independent Non-executive Director)
Ji Weidong	(Independent Non-executive Director)
Shao Ruiqing	(Independent Non-executive Director)

Shanghai, the PRC
28 June 2010